UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2016

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at December 31, 2016	As at March 31, 2016
	Note		(Recasted)*
ASSETS
Non-current assets
Property, plant and equipment		$10,372	$10,686
Goodwill	3	5,012	5,097
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	848,427	795,139
Intangible assets — others	6	4,790	6,127
Available-for-sale financial assets	4	29,917	30,147
Trade and other receivables	7	10,848	9,521
Deferred tax assets		247	167
Other non-current assets		2,332	3,512
Total Non-current assets		925,945	$874,396

Current assets
Inventories		$240	$287
Trade and other receivables	7	220,603	188,361
Current tax receivable		308	238
Cash and cash equivalents		135,821	182,774
Restricted deposits		6,758	1,822
Total current assets		$363,730	$373,482
Total assets		$1,289,675	$1,247,878

LIABILITIES
Current liabilities
Trade and other payables		$68,964	$65,178
Short-term borrowings	8	203,612	219,275
Current tax payable		6,273	6,234
Total current liabilities		$278,849	$290,687

Non-current liabilities
Long-term borrowings	8	$90,084	$92,630
Other long-term liabilities		675	536
Derivative financial instruments	4	14,251	22,850
Deferred tax liabilities		34,782	32,002
Total Non-Current Liabilities		$139,792	$148,018
Total liabilities		$418,641	$438,705

EQUITY
Share capital	9	$31,866	$30,793
Share premium		398,886	356,865
Reserves		435,391	423,230
Other components of equity		(55,039)	(53,310)
JSOP reserve		(15,985)	(17,167)
Equity attributable to equity holders of Eros International Plc		$795,119	$740,411
Non-controlling interest		75,915	68,762
Total equity		$871,034	$809,173
Total liabilities and shareholders’ equity		$1,289,675	$1,247,878

*On completion of purchase price allocation, the carrying amounts of intangible assets- others, related deferred tax liabilities and goodwill are recasted to reflect fair value adjustments relating to acquisition of a subsidiary. Refer Note 3 Acquisition of Subsidiary.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Note	2016	2015	2016	2015
Revenue	16	$57,348	$60,452	$200,319	$209,286
Cost of sales		(35,029)	(42,911)	(131,974)	(129,442)
Gross profit		22,319	17,541	68,345	79,844
Administrative cost		(14,119)	(17,063)	(47,470)	(49,084)
Operating profit		8,200	478	20,875	30,760
Financing costs		(4,005)	(3,046)	(12,806)	(10,588)
Finance income		590	822	1,824	3,672
Net finance costs		(3,415)	(2,224)	(10,982)	(6,916)
Other gains	12	10,264	2,761	13,829	1,821
Profit before tax		15,049	1,015	23,722	25,665
Income tax		(3,565)	(3,468)	(10,194)	(13,336)
Profit / (loss) for the period		$11,484	$(2,453)	$13,528	$12,329

Attributable to:
Equity holders of Eros International Plc		$8,184	$(3,818)	$6,484	$4,008
Non-controlling interest		3,300	1,365	7,044	8,321

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	11	13.5	(6.6)	11.0	7.0
Diluted earnings/(loss) per share	11	12.7	(6.6)	9.7	6.1

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2016	2015	2016	2015

Profit / (loss) for the period	$11,484	$(2,453)	$13,528	$12,329

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(4,075)	(2,230)	(2,853)	(12,857)
Reclassification of the cash flow hedge to the statement of operations	201	201	603	603
Total other comprehensive loss for the period	$(3,874)	$(2,029)	$(2,250)	$(12,254)
Total comprehensive income/(loss) for the period, net of tax	$7,610	$(4,482)	$11,278	$75

Attributable to:
Equity holders of Eros International Plc	$5,054	$(5,438)	$4,755	$(5,438)
Non-controlling interest	2,556	956	6,523	5,513

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Nine Months Ended December 31,
	Note	2016	2015
Cash flows from operating activities:
Profit before tax		$23,722	$25,665
Adjustments for:
Depreciation		590	710
Share based payment	10	18,645	24,504
Amortization of intangible film and content rights	5	105,730	97,700
Amortization of other intangibles assets	6	1,029	705
Other non-cash items	13	(12,898)	200
Net finance costs		10,982	6,916
Gain on sale of property, plant and equipment		—	(2)
Gain on sale of available for sale financial assets	12	(58)	—
Changes in trade and other receivables		(38,443)	(17,553)
Changes in inventories		41	(153)
Changes in trade and other payables		4,195	16,168
Cash generated from operations		113,535	154,860
Interest paid[1]		(13,744)	(17,857)
Income taxes paid		(6,464)	(2,707)
Net cash generated from operating activities		$93,327	$134,296

Cash flows from investing activities:
Proceeds from sale of available for sale financial assets	4	288	—
Purchases of property, plant and equipment		(629)	(871)
Proceeds from/(investment in) restricted deposits held with banks		(4,937)	367
Acquisition of cash and cash equivalent in a subsidiary		—	263
Purchase of available for sale financial assets		—	(230)
Purchase of intangible film and content rights[1]		(168,585)	(154,873)
Purchase of other intangible assets		—	(1,357)
Interest received		2,309	2,053
Net cash used in investing activities		$(171,554)	$(154,648)

Cash flows from financing activities:
Proceeds from issue of share capital		30,452	5,414
Proceeds from issue of shares by subsidiary		19	105
Proceeds from issue out of treasury shares		938	6,295
Repayment of short-term debt with maturity less than three months (net)		(1,685)	(12,763)
Proceeds from short-term debt		66,524	66,280
Repayment of short-term debt		(74,809)	(36,842)
Proceeds from long-term borrowings		16,598	5,942
Repayment of long-term borrowings		(11,225)	(15,850)
Net cash generated from financing activities		$26,812	$18,581

Net decrease in cash and cash equivalents		(51,415)	(1,771)
Effect of exchange rate changes on cash and cash equivalents		4,462	(443)
Cash and cash equivalents, beginning of period		182,774	153,664
Cash and cash equivalents, end of period		$135,821	$151,450

Note:

1) The cash outflow towards intangible film right and content rights includes, interest paid and capitalized during the period ended December 31, 2016 and December 31, 2015 of $2,162 and $1,626, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity
Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit for the period	—	—	—	—	—	—	—	—	6,484	—	6,484	7,044	13,528

Other comprehensive loss for the period	—	—	(2,361)	—	29	603	—	—	—	—	(1,729)	(521)	(2,250)

Total comprehensive income/(loss) for the period	—	—	(2,361)	—	29	603	—	—	6,484	—	4,755	6,523	11,278

Issue of shares	808	29,644	—	—	—	—	—	—	—	—	30,452	—	30,452

Shares issued on exercise of employee stock options, awards and RSU	265	12,541	—	—	—	—	—	—	(12,806)	—	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	18,175	—	18,175	470	18,645

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	387	—	—	387	160	547

Issue out of JSOP reserve	—	(164)	—	—	—	—	—	—	—	1,182	1,018	—	1,018

Balance as of December 31, 2016	$31,866	398,886	(62,970)	6,622	1,885	(576)	(22,752)	69,973	388,170	(15,985)	795,119	75,915	871,034

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity
Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	$4,008	—	$4,008	$8,321	$12,329

Other comprehensive loss for the period	—	—	$(10,049)	—	—	$603	—	—	—	—	$(9,446)	$(2,808)	$(12,254)

Total comprehensive income/loss for the period	—	—	$(10,049)	—	—	$603	—	—	$4,008	—	$(5,438)	$5,513	$75

Issue of shares	$140	$5,262	—	—	—	—	—	—	—	—	$5,402	—	$5,402

Shares issued on exercise of employee stock options, awards and RSU	0	5,519	—	—	—	—	—	—	(5,519)	—	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	$24,196	—	$24,196	$308	$24,504

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	$6,362	—	—	$6,362	$2,348	$8,710

Issue out of JSOP reserve	—	$(1,012)	—	—	—	—	—	—	—	$7,307	$6,295	—	$6,295

Balance as of December 31, 2015	$30,762	$355,154	$(60,097)	$6,622	$1,528	$(1,380)	$(22,752)	$69,600	$371,881	$(17,167)	$734,151	$66,890	$801,041

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company”or“the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 26, 2016 for the fiscal year ended March 31, 2016 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2016. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2016 were approved by the Eros Board of Directors and authorized for issue on February 27, 2017.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

- identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

- accounting for licenses of intellectual property; and

- determine whether a company is a principal (the provider of a good or a service to a customer) or an agent (responsible for arranging for the good or service to be provided)

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will not materially impact the classification and measurement of the Company’s financial instruments and recognition of certain fair value changes.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 16 Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied. The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 - “Income taxes” to clarify the following:

- the carrying value of an asset does not limit the estimation of probable future taxable profits.

- estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- an entity assesses a deferred income tax asset in combination with other deferred income tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred income tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

IAS 7 Statement of Cash Flows

In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

- changes from financing cash flows;

- changes arising from obtaining and losing control of subsidiaries or other businesses;

- the effect of change of foreign exchange rates;

- changes in fair values; and

- other changes

The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 - “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

- the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

- share-based payment transactions with a net settlement feature of withholding tax obligations; and

- a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB published IFRIC 22 developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 addresses this issue by clarifying that the date of the transaction for determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.	ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

After the March 31, 2016 financial statements were issued, the Company received a valuation report from a third-party valuation specialist. After considering the results of that valuation report, the Company has completed the fair valuation of assets, including intangible assets during the interim period ended June 30, 2016 and corresponding changes have been recognized with retrospective effect. The impact of final allocation is not material to the Group’s financial position or results of operation.

The following table summarizes the final allocation of the purchase price:

	Provisional amount recorded as of March 31, 2016	Adjustment based on final valuation report	As at August 1, 2015 (Re-casted)

Current assets
Cash	$263	$—	$263
Trade and other receivables	4,866	—	4,866
Non-current assets
Goodwill	—	3,329	3,329
Intangible assets – Others	—	3,704	3,704
Property, plant and equipment	584	—	584
Purchase price pending allocation	5,751	(5,751)	—
Deferred tax assets	134	—	134
Other non-current assets	2,585	—	2,585
Current liabilities
Trade and other payables	(3,338)	—	(3,338)
Short-term borrowings	(1,490)	—	(1,490)
Non-Current borrowings
Long-term borrowings	(992)	—	(992)
Other long-term liabilities	(112)	—	(112)
Deferred tax liabilities	—	(1,282)	(1,282)

Below is the reconciliation of goodwill as at each reporting period.

Goodwill	Amount in US$
Balance as at March 31, 2015	$1,878
Goodwill arising from acquisition of Techzone	3,329
Foreign currency translation	(110)
Balance as at March 31, 2016	5,097
Foreign currency translation	(85)
Balance as at December 31, 2016	$5,012

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at December 31, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	319	(319)	—
Total	319	(319)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(14,570)	319	(14,251)
Total	(14,570)	319	(14,251)

	As at March 31, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	200	(200)	—
Total	200	(200)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(23,050)	200	(22,850)
Total	(23,050)	200	(22,850)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at December 31, 2016 are as follows:

	Fair value as at
	December 31, 2016	March 31, 2016
2012 Interest Rate Cap	$(319)	$(200)
2012 Interest Rate Floor	7,285	11,525
2012 Interest Rate Collar	7,285	11,525
Total	$14,251	$22,850

None of the above derivative instruments is designated in a hedging relationship. For three months ended December 2016 a gain of $8,542 (December 2015: a gain of $3,107) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. For nine months ended December 2016 a gain of $8,599 (December 2015: a gain of $2,023) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2016	$30,147
Total gain or losses:
- in profit or loss	—
- in other comprehensive income	—
Purchase	—
Disposals*	(230)
As at December 31, 2016	$29,917

*In July 2015, Eros acquired a 2% stake in The Cultural Trip (“TCT”), a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-sale investment and has been recognized at the transaction price of $230. On June 3, 2016, this investment was sold at a price of $288.

There were no transfers between any Levels.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets

As at December 31, 2016
Film and content rights	$1,246,344	(740,513)	505,831
Content advances	340,705	—	340,705
Film productions	1,891	—	1,891
Non-current content assets	$1,588,940	(740,513)	848,427

As at March 31, 2016
Film and content rights	$1,158,737	(652,651)	506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	(652,651)	795,139

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Changes in the content assets are as follows:

	As at
	December 31, 2016	March 31, 2016*
Film and content rights
Opening balance	$506,086	$478,958
Amortization	(105,730)	(128,303)
Exchange difference	(4,541)	(9,461)
Transfer from film productions and content advances	110,016	164,892
Closing balance	$505,831	$506,086

	As at
	December 31, 2016	March 31, 2016*
Content advances
Opening balance	$284,817	$236,285
Additions	165,470	220,166
Impairment loss on content advances	(950)	(2,545)
Exchange difference	(4,362)	(7,588)
Transfer to film and content rights	(104,270)	(161,501)
Closing balance	$340,705	$284,817

	As at
	December 31, 2016	March 31, 2016*

Film productions
Opening balance	$4,236	$3,971
Additions	3,512	3,887
Exchange difference	(111)	(231)
Transfer (to)/from (film rights)/ other content assets	(5,746)	(3,391)
Closing balance	$1,891	$4,236

* Movements pertain to the year ended March 31, 2016.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As at December 31, 2016
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	(244)	(64)	(308)
Additions	—	—	—
Amortization charge	(798)	(231)	(1,029)
Closing net carrying amount as on December 31, 2016	$2,261	$2,529	$4,790

	As at December 31, 2016

Cost or valuation as on December 31, 2016	$4,584	$4,382	$8,966
Accumulated amortization	(2,323)	(1,853)	(4,176)
Net carrying amount as on December 31, 2016	$2,261	$2,529	$4,790

	As at March 31, 2016
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2015	$1,581	$623	$2,204
Exchange difference	(38)	(112)	(150)
Additions	1,500	—	1,500
Additions on account of acquisition of Techzone (Refer Note 3)	1,156	2,548	3,704
Amortization charge	(896)	(235)	(1,131)
Closing net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127

	As at March 31, 2016

Cost or valuation as on March 31, 2016	$4,827	$4,447	$9,274
Accumulated amortization	(1,524)	(1,623)	(3,147)
Net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	TRADE AND OTHER RECEIVABLES

	As at
	December 31, 2016	March 31, 2016

Trade accounts receivables (net of provisions of $420 (March 31, 2016: $130)	$203,585	$169,283
Other receivables	25,195	18,493
Prepaid charges	449	1,071
Accrued revenues	2,222	9,035
Trade and other receivables	$231,451	$197,882

Current trade and other receivables	220,603	188,361
Non-current trade and other receivables	10,848	9,521
	$231,451	$197,882

The age of financial assets that are past due but not impaired were as follows:

	As at
	December 31, 2016	March 31, 2016

Not more than three months	$25,925	$38,593
More than three months but not more than six months	26,268	41,448
More than six months but not more than one year	48,106	27,594
More than one year	39,842	2,882
	$140,141	$110,517

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	December 31, 2016	March 31, 2016

Asset backed borrowings
Vehicle Loan	10.0% - 12.0%	2017-21	$362	$260
Term Loan	BPLR+1.8% - 2.75%	2016-17	1,197	6,244
Term Loan	BPLR+2.75%	2017-18	666	1,579
Term Loan	BPLR+2.85%	2019-20	9,341	7,932
Term Loan	BPLR+2.55% - 3.4%	2020-21	8,435	12,945
Term Loan	MCLR+3.45%	2021-22	14,713	—
			$34,714	$28,960

Retail bond	6.5%	2021-22	$61,660	$71,901
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	115,000	123,750
Other borrowings	10.5%	2021-22	6,183	6,933
			$182,843	$202,584

Nominal value of borrowings			$217,557	$231,544
Cumulative effect of unamortized costs			(1,352)	(2,109)
Installments due within one year			(126,121)	(136,805)
Long-term borrowings — at amortized cost			$90,084	$92,630

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	December 31, 2016	March 31, 2016

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$44,414	$20,716
Export credit and overdraft	LIBOR+3.5%	23,382	26,586
Other Short-term loan	MCLR+3.1%	3,679	—
Term Loan	MCLR+4.25%	5,297	—
		$76,772	$47,302
Unsecured borrowings
Commercial paper	10.0% - 13.0%	—	1,511
Other Short-term loan	1.75%-2.6%	—	32,871
Other Short-term loan	12.75%	719	786
Installments due within one year on long-term borrowings		126,121	136,805
Short-term borrowings - at amortized cost		$203,612	$219,275

Fair value of the long-term borrowings as at December 31, 2016 is $192,259 (March 31, 2016: $ 195,924). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at December 31, 2016, the fair value of retail bond amounting to $46,862 (March 31, 2016: $47,922) has been determined using quoted prices from the London Stock Exchange (LSE). Carrying amount of short-term borrowings approximates fair value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
A ordinary shares of 30p each at December 31, 2016 and March 31, 2016	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16, 2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Issue of shares in February 2016	57,860	—	26
Issue of shares in March 2016	10,900	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—
As at March 31, 2016	32,949,314	24,960,654	30,793
Issue of shares on April 1, 2016	1,750	—	1
Issue of shares on July 29, 2016	20,813	—	8
Issue of shares in August, 2016	387,613	—	153
Issue of shares in September, 2016	2,107,010	—	825
Issue of shares in October, 2016	98,500	—	36
Issue of shares in November, 2016	117,963	—	45
Issue of shares in December, 2016	14,580	—	6
Transfer of B Ordinary to A Ordinary share	3,247,939	(3,247,939)	—
As at December 31, 2016	38,945,482	21,712,715	31,866

In July, August and November 2016, the Company issued 62,439 ‘A’ ordinary shares to certain executive directors and ex-employee out of IPO 2006 Plan. As at December 31, 2016, all the share options have been exercised and issued.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In August 2016, 360,000 shares of 580,000 share awards were issued of which 180,000 shares were issued with restriction. Further, in October 2016, 60,000 shares out of the remaining 220,000 share awards were issued.

The Board of Directors approved grant of 24,500 share awards to certain employees on various dates between the months of August to October 2016. These awards with Nil exercise value and fair market value of $ 15.91 -$ 17.01 vested on grant date were issued immediately on such dates.

On September 8, 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards to a certain employee with Nil value exercise price and a fair market value of $16.2. These awards vested on grant date and were issued on September 23, 2016.

In September 2016, the Company issued 2,000,310 ‘A’ ordinary shares to two of its existing institutional shareholders for an aggregate consideration of $30 million.

On October, 2016, a permitted holder of Class B shares converted 3,247,939 Class B Shares into Class A shares. This was effected through the cancellation of 3,247,939 Class B shares and subsequent issuance of the equivalent amount of Class A shares..

On June 5, 2014, the Board of Directors had approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per share, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. On fulfilment of share price condition, 487,500 restricted shares were issued on December 1, 2014. All these awards have since vested and issued except 30,000 share awards which were issued on November 2, 2016.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. These shares awards were issued on November 2, 2016.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share awards to certain employees. These awards, granted to the employees on October 21, 2014 with $Nil exercise price, subject to continued employment, vest annually in three equal tranches from the date of grant. Fair value of each award was $17.07. In April 2016, 1,750 shares were issued with further issuances of 32,450 in October and November 2016.

On June 28, 2016, the Board of Directors approved a grant of 197,820 share awards to certain employees with a fair value of $ 14.68 per share. Subject to continued employment, these awards with Nil exercise price vest over a period of two and half years with first tranche vesting on November 11, 2016. In November and December 2016, 56,780 shares were issued.

As at December 31, 2016, none of the awards were forfeited.

10.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending December 31,		Nine months ending December 31,
	2016	2015	2016	2015

IPO India Plan	$574	$307	$1,787	$1,167
JSOP Plan	905	903	2,716	1,792
Option award scheme 2012	102	256	599	1,357
2014 Share Plan	246	717	1,128	1,820
2015 Share Plan	80	119	295	552
Other share option awards	(594)	805	1,662	3,156
Management scheme (staff share grant)	2,806	5,121	10,458	14,660
	$4,119	$8,228	$18,645	$24,504

In the meeting date June 28, 2016, the Board of Directors approved the following grants:

620,000 ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years.

197,820 ‘A’ ordinary share awards to certain employees with a fair market value of $14.68 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

On September 8, 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards to a certain employee with Nil value exercise price and a fair market value of $16.2. These awards vested on grant date

On September 22, 2016, the Board of Directors approved a grant of 18,915 ‘A’ ordinary share awards to certain employees with Nil value exercise price and a fair market value of $16.2. These awards vest over a period of three years.

The Board of Directors approved grant of 24,500 share awards to certain employees on various dates between the months of August to October 2016. These awards with Nil exercise value and fair market value of $ 15.91 -$ 17.01 vested on grant date.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2016		2015		2016		2015
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$8,184	$8,184	$(3,818)	$(3,818)	$6,484	$6,484	$4,008	$4,008
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(265)	—	—	—	(588)	—	(347)
Adjusted earnings/(loss) attributable to equity holders of the parent	$8,184	$7,919	$(3,818)	$(3,818)	$6,484	$5,896	$4,008	$3,661
Number of shares
Weighted average number of shares	60,465,835	60,465,835	57,875,447	57,875,447	58,964,412	58,964,412	57,648,926	57,648,926
Potential dilutive effect related to share based compensation scheme	—	1,972,602	—	—	—	1,680,698	—	1,970,277
Adjusted weighted average number of shares	60,465,835	62,438,437	57,875,447	57,875,447	58,964,412	60,645,110	57,648,926	59,619,203
Earnings/(loss)per share
Earnings attributable to the equity holders of the parent per share (cents)	13.5	12.7	(6.6)	(6.6)	11.0	9.7	7.0	6.1

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three and nine months ended December 31, 2016, there were 1,370,625 and 1,370,625 shares (Three and nine months ended December 31, 2015: 1,221,313 and Nil, respectively) not included in diluted earnings per share.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	OTHER GAINS

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015

Gain on disposal of property, plant and equipment	$—	$—	—	$2
Gain on sale of available for sale financial assets	—	—	58	—
Net foreign exchange gain/(loss)	1,722	(346)	5,172	(204)
Net gain on held for trading financial liabilities	8,542	3,107	8,599	2,023
	$10,264	$2,761	$13,829	$1,821

The net gain of $8,542 and $3,107 on held for trading financial liabilities in the three months ended December 31, 2016 and 2015, respectively and net gain of $8,599 and net gain of $2,023 on held for trading financial liabilities in the nine months ended December 31, 2016 and 2015, respectively, principally relate to derivative instruments not designated in a hedging relationship.

13.	NON-CASH (INCOME)/EXPENSE

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Nine months ended December 31,
	2016	2015

Net gains on held for trading financial liabilities	$(8,599)	$(2,023)
Provisions for trade and other receivables	290	1,188
Impairment loss on content advances	950	490
Unrealized foreign exchange (gain)/loss	(5,172)	327
Others	(367)	218
	$(12,898)	$200

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	RELATED PARTY

		As at December 31,2016		As at March 31,2016
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$219	$—	$201	$—
550 County Avenue	Rent/Deposit	395	135	355	135
Line Cross Limited	Rent/Deposit	926	258	882	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	25,966	—	17,338
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	112	—	112
Lulla Family	Rent/Deposit	128	958	187	1,022
Lulla Family	Salary	700	—	25	—

Key Management Compensation	Three months ending December 31,		Nine months ending December 31,
	2016	2015	2016	2015

Salaries	$1,275	$1,183	$3,802	$3,899
Share based compensation	3,374	5,841	12,411	16,828
Pension	6	6	17	17
	$4,655	$7,030	$16,230	$20,744

Pursuant to a lease agreement dated April 1,2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement dated October 1, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60 each month under this lease.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of US - Film Distributions, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $130 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group requires to pay $66 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three and nine months ended December 31, 2016 NextGen Films Pvt. Ltd. sold film rights of NIL and $616, respectively (2015: Nil and $741, respectively) to the Group.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $29 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $43 per quarter.

All of the above amounts outstanding are unsecured and will be settled in cash.

15.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total

As at December 31, 2016	$312,818
As at March 31, 2016	$218,541

The Group has provided certain stand-by letters of credit amounting to $90,316 (At March 2016: $96,033) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,072 (At March 2016: $2,373) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015

Revenue by customer's location
India	$24,810	$33,603	$109,532	$127,679
Europe	1,464	6,228	7,331	13,920
North America	4,528	5,265	9,255	15,452
Rest of the world	26,546	15,356	74,201	52,235
Total Revenue	$57,348	$60,452	$200,319	$209,286

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015

Revenue by group’s operation
India	$19,647	$33,991	$102,248	$128,549
Europe	5,860	6,257	15,053	22,857
North America	569	4,088	2,461	13,983
Rest of the world	31,272	16,116	80,557	43,897
Total Revenue	$57,348	$60,452	$200,319	$209,286

	India	North America	Europe	Rest of the World
Assets by geographical area
As of December 31, 2016	$361,159	$17	$27,935	$493,717
As of March 31, 2016	$350,078	$22	$30,694	$449,882

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended December 31,			Nine Months Ended December 31,
(dollars in millions)	2016	2015	% change	2016	2015	% change

Revenue	$57,348	$60,452	5.3	$200,319	$209,286	4.3

Gross Profit	22,319	17,541	27.4	68,345	79,844	14.4

Operating profit	8,200	478	1540.0	20,875	30,760	32.1

Net income	11,484	(2,453)	560	13,528	12,329	9.8

Adjusted EBITDA(1)	14,497	8,889	62.9	46,311	56,477	18.1

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for Three months and Nine Months Ended December 31, 2016

Revenue

For the three months ended December 31, 2016, Eros film slate comprised 8 films of which none were high budget, 3 were medium budget and 5 were low budget as compared to 15 films in the three months ended December 31, 2015, of which 1 was high budget, 4 were medium budget and 10 were low budget. In the nine months ended December 31, 2016, Eros film slate comprised 40 films of which 5 were high budget, 9 were medium budget and 26 were low budget as compared 51 films in the nine months ended December 31, 2015, of which 6 were high budget, 10 were medium budget and 35 were low budget.

For the three months ended December 31, 2016, the Company’s slate of 8 films comprised 2 Hindi films, 3 Tamil/Telugu films and 3 regional films as compared to the same period last year where its slate of 15 films comprised 7 Hindi films, 5 Tamil/Telugu films and 3 regional film. In the nine months ended December 31, 2016, the Company’s slate of 40 films comprised 12 Hindi films, 16 Tamil/Telugu films and 12 regional films as compared to the same period last year where its slate of 51 films comprised 30 Hindi films, 16 Tamil/Telugu films and 5 regional films.

For the three months ended December 31, 2016, revenue decreased by 5.3% to $ 57.3 million, compared to $60.5 million for the three months ended December 31, 2015. In the nine months ended December 31, 2016, revenue decreased by 4.3% to $200.3 million, compared to $209.3 million for the nine months ended December 31, 2015.

For the three months ended December 31, 2016, aggregate theatrical revenues decreased by 22.9% to $19.9 million from $25.8 million for the three months ended December 31, 2015, mainly due to no high budget films in the three months ended December 31, 2016 while the comparable period had Bajirao Mastani, the third highest grossing film of 2015, as well as the adverse impact of Rupee demonetisation by the Indian government in November 2016 resulting in decreased footfalls in cinemas in India. In the nine months ended December 31, 2016, the aggregate theatrical revenues decreased by 26.5% to $88.6 million from $120.6 million for the nine months ended December 31, 2015. The decrease in theatrical revenues reflects the mix of films released in each period as reflected in the table below. Theatrical revenues in the nine months ended December 31, 2015 comprised revenues from Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns three out of the top four highest grossing films of 2015 in comparison to a less blockbuster slate in 2016 with Housefull 3 as the only top 10 film so far coupled with the negative impact of demonetisation on the Indian film industry since November 2016.

For the three months ended December 31, 2016, aggregate revenues from television syndication increased by $61.6% to $20.2 million from $12.5 million for the three months ended December 31, 2016, mainly due to a significant contribution from catalogue sales while in the comparable quarter in 2015, the Company had decided to hold back catalogue sales to bring about working capital efficiencies. In the nine months ended December 31, 2016, the aggregate revenues from television syndication increased by 44.3% to $65.8 million from $45.6 million for the nine months ended December 31, 2015. This was due to resuming catalogue sales since April 2017 after a brief hold back in catalogue sales in the last two quarters of FY 2016 as reported and gaining significant momentum to the sales in the three months ended December 31, 2016.

For the three months ended December 31, 2016, the aggregate revenues from digital and ancillary decreased by 22.5% to $17.2 million from $22.2 million for the three months ended December 31, 2015 again reflecting the film slate mix in the comparable periods. In the nine months ended December 31, 2016, the aggregate revenues from digital and ancillary increased by 6.5% to $45.9 million from $43.1 million for the nine months ended December 31, 2015 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

Three months ended	High	Medium	Low	Total
December 31, 2016	-	3	5	8
December 31, 2015	1	4	10	15

Nine months ended	High	Medium	Low	Total
December 31, 2016	5	9	26	40
December 31, 2015	6	10	35	51

Revenue from India decreased by 42.4% to $19.6 million in the three months ended December 31, 2016, compared to $34 million in the three months ended December 31, 2015 mainly due to the negative impact of the rupee demonetisation on cinema footfalls. In the nine months ended December 31, 2016, revenue from India decreased by 20.5% to $102.2 million, compared to $128.5 million in the nine months ended December 31, 2015. The decrease was mainly due to lower theatrical revenues from a combination of rupee demonetisation impact as well as a weaker slate mix with 2015 slate comprising of blockbuster hits such as Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu but partially offset by a stronger catalogue revenue contribution.

Revenue from Europe decreased by 6.3% to $5.9 million in the three months ended December 31, 2016, compared to $6.3 million in the three months ended December 31, 2015. In the nine months ended December 31, 2016, revenue from Europe decreased by 34.1% to $15.1 million, compared to $22.9 million in the nine months ended December 31, 2015. This was on account of lower theatrical revenues of the comparable film slate but partially offset by some catalogue sales in the current quarter.

Revenue from North America decreased by 85.4% to $0.6 million in the three months ended December 31, 2016, compared to $4.1 million in the three months ended December 31, 2015. In the nine months ended December 31, 2016, revenue from North America decreased by 82.1% to $2.5 million, compared to $14 million in the nine months ended December 2015. This was on account of relatively lower theatrical revenues from the film slate and lower catalogue revenues.

Revenue from rest of the world increased by 94.4% to $31.3 million in the three months ended December 31, 2016, compared to $16.1 million in the three months ended December 31, 2015. In the nine months ended December 31, 2016, revenue from the rest of the world increased by 83.6% to $80.6 million, compared to $43.9 million in the nine months ended December 31, 2015, mainly due to decreased theatrical revenues from the film mix offset by increased catalogue revenues.

Cost of sales

For the three months ended December 31, 2016, cost of sales decreased by 18.4% to $35 million compared to $42.9 million in the three months ended December 31, 2015. The decrease was mainly because of lower amortisation costs associated with the comparable film mix and lower marketing and advertising costs. But in nine months ended December 31, 2016, cost of sales increased by 2.0% to $132 million compared to $129.4 million in nine month period ended December 31, 2015, primarily due to increases in cumulative amortization costs of $8 million in nine months ended December 2016.

Gross profit

For the three months ended December 31, 2016, gross profit increased by 27.4% to $22.3 million, compared to $17.5 million in the three months ended December 31, 2015. As a percentage of revenues, the company’s gross profit margin was 38.9% in the three months ended December 31, 2016, compared to 29.0% in the three months ended December 31, 2015. This was mainly due to high margin catalogue revenues.

In the nine months ended December 31, 2016 gross profit decreased by 14.4% to $68.3million, compared to $79.8 million in the nine months ended December 31, 2015. As a percentage of revenues, our gross profit margin was 34.1% in the nine months ended December 31, 2016, compared to 38.2% in the nine months ended December 31, 2015. This was mainly due to an overall weaker slate mix, reduced theatrical revenues for the films released during the rupee demonetization in India but partially offset by strong catalogue revenues.

Adjusted EBITDA

For the three months ended December 31, 2016, adjusted EBITDA increased by 62.9% to $14.5 million compared to $8.9 million in the three months ended December 31, 2015 mainly due to stronger catalogue sales in the current period vis-à-vis holding back catalogue sales in the comparable period. In the nine months ended December 31, 2016, adjusted EBITDA decreased by 18.1% to $46.3 million, compared to $56.5 million in the nine months ended December 31, 2015 mainly due to lower profitability of the slate due to demonetization of the Indian rupee.

Administrative costs

For the three months ended December 31, 2016, administrative costs decreased by 17.5% to $14.1 million compared to $17.1 million for the three months ended December 31, 2015 mainly due to lower share based compensation in this period. In the nine months ended December 31, 2016, administrative costs decreased by 3.3% to $47.5 million compared to $49.1 million for the nine months ended December 31, 2015, due to lower share based compensation.

Net finance costs

For the three months ended December 31, 2016, net finance costs increased by 54.5% to $3.4 million, compared to $2.2 million in the three months ended December 31, 2015.In the nine months ended December 31, 2016, net finance costs increased by 59.4% to $11 million, compared to $6.9 million in the nine months ended December 31, 2015, mainly due to lower income from financing activities and increased borrowing at India level

Income tax expense.

The provisions for income taxes were $3.6 million and $3.5 million for the three months ended December 31, 2016 and 2015, respectively and in the nine months ended December 31, 2016, the provisions for income taxes were $10.2 million, compared to $13.3 million in the nine months ended December 31, 2015, respectively. The decrease was on account of relatively lower profit. Effective income tax rates were 30.2% and 27.7% for the nine months ended December 31, 2016 and 2015, respectively excluding non-deductible share-based payment charges. The change in effective rate principally reflects a change in the pattern of the profits subject to income tax amongst our subsidiaries.

Net Debt

As of December 31, 2016, net debt increased to $157.9 million from $129.1 million as of March 31, 2016 mainly due to lower cash flow from operating activities.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
	(in thousand)
Net income (GAAP)	$11,484	$(2,453)	$13,528	$12,329
Income tax expense	3,565	3,468	10,194	13,336
Net finance costs	3,415	2,224	10,982	6,916
Depreciation	197	288	590	710
Amortization(1)	259	241	1,029	705
EBITDA	18,920	3,768	36,323	33,996
Share based payments(2)	4,119	8,228	18,645	24,504
Gains on sale of available – for – sale financial assets	—	_	(58)		_
Net losses/(gains) on held for trading financial liabilities	(8,542)	(3,107)	(8,599)	(2,023)
Adjusted EBITDA (Non-GAAP)	$14,497	$8,889	$46,311	$56,477

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see certain updated business and related information regarding the Company and its subsidiaries as set forth in Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Eros International Plc

	By:	/s/ JyotiDeshpande
Name: JyotiDeshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer